Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024,
Latch, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Latch, Inc., effective at the opening of the trading session on April 1, 2024.
On February 7, 2023, Nasdaq Listing Qualifications staff (Staff) notified Latch, Inc. (Company) that it determined to delist the Company based on its noncompliance with Rule 5250(c)(1). On
February 14, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on March 23, 2023. On April 5, 2023, the Panel issued a decision to continue listing the Company securities provided certain conditions were met. On August 8, 2023, the Panel issued a decision to delist the shares of the Company due to the Company failure to regain compliance with Rule 5250(c)(1). On August 23, 2023, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On November 16, 2023, the Council issued a decision that affirmed the Panel decision to delist the Company securities.
On February 7, 2024, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a). The Staff determination to delist the Company units and rights became final on February 7, 2024.